UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                     HATTERAS MULTI-STRATEGY TEI FUND, L.P.
                       (Name of Subject Company (Issuer))

                     HATTERAS MULTI-STRATEGY TEI FUND, L.P.
                       (Name of Filing Person(s) (Issuer))

                          LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                       N/A
                      (CUSIP Number of Class of Securities)

                                David B. Perkins
                               8816 Six Forks Road
                                    Suite 107
                          Raleigh, North Carolina 27615
                                  919-846-2324
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                Communications on Behalf of the Filing Person(s))

                                 With a copy to:
                             Michael P. Malloy, Esq.
                           Drinker Biddle & Reath LLP
                                One Logan Square
                           Philadelphia, PA 19103-6996
                                  215-988-2700

                                December 28, 2005
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
  Transaction Valuation: $1,000,000 (a)     Amount of Filing Fee: $107.00 (b)
--------------------------------------------------------------------------------

(a) Calculated as the aggregate maximum value of Interests being purchased.

(b) Calculated at $107.00 per $1,000,000 of the Transaction Valuation.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:
                                  ----------------------------------------------
         Form or Registration No.:
                                    --------------------------------------------
         Filing Party:
                        --------------------------------------------------------
         Date Filed:
                      ----------------------------------------------------------

[ ]      Check  the  box  if  the   filing   relates   solely   to   preliminary
         communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]      third-party tender offer subject to Rule 14d-1.

[X]      issuer tender offer subject to Rule 13e-4.

[ ]      going-private transaction subject to Rule 13e-3.

[ ]      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

ITEM 1.        SUMMARY TERM SHEET.

o Hatteras Multi-Strategy TEI Fund, L.P. (the "Fund") is offering to purchase Interests (as defined below) in the Fund (the "Offer") in an amount up to 6.92% of the net assets of the Fund (or $1,000,000 as of November 30, 2005) from partners of the Fund (the "Partners") at their net asset value (that is, the value of the Fund's total assets minus its total liabilities, including accrued fees and expenses, multiplied by the proportionate interest in the Fund a Partner desires to tender, after giving effect to all allocations, including any incentive allocation) calculated as of the Repurchase Date (as defined below), less any Repurchase Fee (as defined below) due to the Fund in connection with the repurchase. As used in this Schedule TO, the term "Interest" or "Interests" refers to the limited partnership interests in the Fund or portions of interests that constitute the class of security that is the subject of the Offer, and includes all or any portion of a Partner's Interest as the context requires. Partners that desire to tender an Interest for purchase must do so by 12:00 midnight, Eastern Standard Time on January 27, 2006 (the "Initial Notice Due
         Date"), subject to any extension of the Offer made in the absolute discretion of the Fund's Board of Directors. The later of the Initial Notice Due Date or the latest time and date that the Fund designates as the deadline and expiration date for Partners to tender an Interest for purchase is called the "Notice Due Date," and is the date upon which the Offer expires. The net asset value of Interests will be calculated for this purpose as of March 31, 2006, or at a later date determined by the Fund if the Offer is extended (in each case, the "Repurchase Date").

o The Fund reserves the right to adjust the Repurchase Date to correspond with any extension of the Offer. The Fund will review the net asset value calculation of the Interests during the Fund's audit for the fiscal year ending on or after the Repurchase Date, which the Fund expects will be completed within 60 days of the fiscal year-end, and that net asset value will be used to determine the final amount paid for tendered Interests. Since the Fund's fiscal year end is March 31, 2006, the Fund expects that the audit will be completed by the end of May 2006.

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

o        A Partner may tender its entire  Interest or a portion of its Interest;
         however, the minimum value of a repurchase is $50,000, subject to the discretion of the general partner to allow otherwise. If a Partner tenders a portion of its Interest in an amount that would cause the Partner's capital account balance to fall below the required minimum account balance of $100,000, Hatteras Investment Management LLC (the "General Partner") reserves the right to reduce the amount to be repurchased from the Partner so that the required minimum capital account balance is maintained or to repurchase the remainder of the Partner's Interest in the Fund. See Item 4(a)(1)(ii).

o A Partner who tenders an Interest prior to holding such Interest for 12 consecutive months may be subject to a "Repurchase Fee" payable to the Fund equal to 5.00% of the amount requested to be purchased, to be netted against withdrawal proceeds.

o If a Partner tenders its Interest and the Fund purchases that Interest, the Fund will issue the Partner a non-interest bearing, non-transferable promissory note (the "Note") entitling the Partner to receive an amount equal to the unaudited net asset value of the Interest tendered (valued in accordance with the Fund's Amended and Restated Agreement of Limited Partnership dated as of March 31, 2005 (as it may be amended, modified or otherwise supplemented from time to time, the "Partnership Agreement")) determined as of the Repurchase Date.

o The Note will entitle the Partner to receive an initial payment in cash (valued according to the Partnership Agreement) equal to at least 90% (100% in the case of a Partner that tenders less than its entire Interest) of the unaudited net asset value of the Interest tendered by the Partner that is accepted for purchase by the Fund (the "Initial Payment"). The Fund may take up to 90 days after the Repurchase Date to make the Initial Payment.

o In the case of a Partner that tenders its entire Interest, the Note will also entitle the Partner to receive a contingent payment (the "Post-Audit Payment") equal to the excess, if any, of (1) the net asset value of the Interest tendered and purchased as of the Repurchase Date (as it may be adjusted based upon the next annual audit of the Fund's financial statements), less any Repurchase Fee due to the Fund in connection with the repurchase, OVER (2) the Initial Payment. The Post-Audit Payment will be payable promptly after the completion of the Fund's next annual audit. Final adjustments of payments in connection with the repurchased Interests generally will be made promptly after the completion of the annual audit of the Fund. Proceeds of the Initial Payment and the Post-Audit Payment, if applicable, will be wire-transferred directly to an account designated by the Partner. The Note will be held by PFPC Inc. (referred to herein as "PFPC" or the "Administrator") on the Partner's behalf. Upon a written request by a Partner to PFPC, PFPC will mail the Note to the Partner at the address of the Partner as maintained in the books and records of the Fund. See
         Item 4(a)(1)(ii).

o Partial Interests will be repurchased on a "first in-first out" basis (i.e., the portion of the Interest repurchased will be deemed to have been taken from the earliest capital contribution made by such Partner (adjusted for subsequent appreciation and depreciation) until that capital contribution is decreased to zero, and then from each subsequent capital contribution made by such Partner (as adjusted) until such capital contribution is decreased to zero).

o The Offer is being made to all Partners of the Fund and is not conditioned on any minimum amount of Interests being tendered. If the Fund accepts the tender of the Partner's Interest, the Fund will make payment for Interests it purchases from one or more of the following sources: cash on hand, proceeds from the sale of securities held by the Fund, withdrawal proceeds from investment funds in which the Fund invests, or borrowings. The purchase amount will be paid entirely in cash, less any Repurchase Fee due to the Fund in connection with the repurchase. See Item 4(a)(1)(ii).

o Partners that desire to tender an Interest for purchase must do so by 12:00 midnight, Eastern Standard Time, on Friday, January 27, 2006 (or if the Offer is extended, by any later Notice Due Date), at which time the Offer is scheduled to expire. Until the Notice Due Date, Partners have the right to change their minds and withdraw any tenders of their Interests. Interests withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Due Date by following the tender procedures described herein. If the Fund has not yet accepted a Partner's tender of an Interest on or prior to February 28, 2006 (I.E., the date 40 business days from the commencement of the Offer), a Partner will also have the right to withdraw its tender of its Interest after such date. See Item 4(a)(1)(vi).

o If a Partner would like the Fund to purchase its entire Interest or any portion of its Interest, it should complete, sign and either (i) mail (via certified mail, return receipt requested) or otherwise deliver a Letter of Transmittal to Hatteras Multi-Strategy TEI Fund, L.P., c/o PFPC Inc. at P.O. Box 219, Claymont, Delaware 19703, Attention: Tender Offer Administrator; or (ii) fax it to PFPC at (302) 791-2790,
         Attention: Tender Offer Administrator, so that it is received before 12:00 midnight, Eastern Standard Time, on January 27, 2006. IF THE PARTNER CHOOSES TO FAX THE LETTER OF TRANSMITTAL, IT MUST MAIL THE ORIGINAL LETTER OF TRANSMITTAL TO PFPC PROMPTLY AFTER IT IS FAXED (ALTHOUGH THE ORIGINAL, IF FAXED, DOES NOT HAVE TO BE RECEIVED BY MAIL BEFORE 12:00 MIDNIGHT, EASTERN STANDARD TIME, ON JANUARY 27, 2006). See
         Item 4(a)(1)(vii). The value of the Interests may change between November 30, 2005 (the last time prior to the date of this filing as of which net asset value was calculated) and the Repurchase Date, the date as of which the value of the Interests being purchased will be determined. See Item 2(b). Partners desiring to obtain the estimated net asset value of their Interests, which the Fund will calculate from time to time based upon the information the Fund receives from the portfolio managers of the investment funds in which it invests, may contact PFPC, at (800) 348-1824 or at the address listed on the first page of the Letter of Transmittal, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Standard Time).

                  Please note that just as each Partner has the right to withdraw its tender prior to the Notice Due Date, the Fund has the right to cancel, amend or postpone the Offer at any time before the Notice Due Date. Also realize that although the Offer is scheduled to expire on January 27, 2006, a Partner that tenders its entire Interest will remain a Partner of the Fund through the Repurchase Date, when the net asset value of the Partner's Interest is calculated, notwithstanding the Fund's acceptance of the Partner's Interest for purchase.

ITEM 2.           ISSUER INFORMATION.

                  (a) The name of the issuer is "Hatteras Multi-Strategy TEI Fund, L.P." The Fund is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end, non-diversified, management investment company, and is organized as a Delaware limited partnership. The principal executive office of the Fund is located at 8816 Six Forks Road, Suite 107, Raleigh, North Carolina, 27615 and its telephone number is (919) 846-2324.

                  (b) The title of the securities that are the subject of the Offer is "limited partnership interests," or portions thereof, in the Fund. As of the close of business on November 30, 2005, the net asset value of the Fund was $14,433,931. Subject to the conditions set out in the Offer, the Fund will purchase Interests in an amount up to 6.92% of the net assets of the Fund that are tendered by and not withdrawn by Partners as described above in Item 1.

                  (c) There is no established trading market for the Interests, and any transfer of an Interest is strictly limited by the terms of the Partnership Agreement.

ITEM 3.           IDENTITY AND BACKGROUND OF FILING PERSON.

                  The name of the filing person (I.E., the Fund and the subject company) is "Hatteras Multi-Strategy TEI Fund, L.P." The Fund's principal executive office is located at 8816 Six Forks Road, Suite 107, Raleigh, North Carolina, 27615 and the telephone number is (919) 846-2324. The principal executive office of the General Partner is located at 8816 Six Forks Road, Suite 107, Raleigh, North Carolina, 27615. The Fund seeks to achieve its investment objective by investing substantially all of its assets in the Hatteras Multi-Strategy Offshore Fund, LDC, a Cayman Islands limited duration company with the same investment objective as the Fund (the "Offshore Fund"). The Offshore Fund will in turn invest substantially all of its assets in Hatteras Master Fund, L.P., a Delaware Limited Partnership (the "Master Fund"). The Offshore Fund serves solely as an intermediate entity through which the Fund will invest in the Master Fund. The Offshore Fund makes no independent investment decisions and has no investment or other discretion over any investable assets. The investment manager of the Master Fund is Hatteras Investment Partners, LLC (the "Investment Manager"). The principal executive office of the Investment Manager is located at 8816 Six Forks Road, Suite 107, Raleigh, North Carolina, 27615. The directors on the Fund's board of directors (the "Board of Directors") are David B. Perkins, H. Alexander Holmes, Steve E. Moss, George Y. Ragsdale II and Gregory S. Sellers. Their address is c/o Hatteras Multi-Strategy TEI Fund, L.P. at 8816 Six Forks Road, Suite 107, Raleigh, North Carolina 27615.

ITEM 4.           TERMS OF THE TENDER OFFER.

                  (a) (1) (i) Subject to the conditions set out in the Offer, the Fund will purchase Interests in an amount up to 6.92% of the net assets of the Fund that are tendered by Partners by 12:00 midnight, Eastern Standard Time, on January 27, 2006 (or if the Offer is extended, by any later Notice Due Date) and not withdrawn as described in Item 4(a)(1)(vi).

                  (ii) The value of the Interests tendered to the Fund for purchase will be the net asset value as of the close of business on March 31, 2006, or, if the Offer is extended, as of any later Repurchase Date, less any Repurchase Fee due to the Fund in connection with the repurchase. See Item 4(a)(1)(v) below.

                  A Partner may tender its entire Interest or a portion of its Interest. If a Partner tenders a portion of its Interest in an amount that would cause the Partner's capital account balance to fall below the required minimum account balance of $100,000, the General Partner reserves the right to reduce the amount to be repurchased from the Partner so that the required minimum capital account balance is maintained or to repurchase the remainder of the Partner's Interest in the Fund. Each Partner that tenders an Interest that is accepted for purchase will be given a Note, a non-interest bearing, non-transferable promissory note, promptly after the Notice Due Date. The Note will entitle the Partner to be paid an amount equal to the value, determined as of the Repurchase Date, of the Interest being purchased (subject to adjustment upon completion of the next annual audit of the Fund's financial statements). The Note will entitle the Partner to receive the Initial Payment in an amount equal to at least 90% (100% in the case of a Partner that tenders less than its entire Interest) of the unaudited net asset value of the Interest tendered and accepted for purchase by the Fund, determined as of the Repurchase Date, less any Repurchase Fee due to the Fund in connection with the repurchase. The Fund may take up to 90 days after the Repurchase Date to make the Initial Payment. In the case of a Partner that tenders its entire Interest, the Note will also entitle a Partner to receive the Post-Audit Payment, a contingent payment equal to the excess, if any, of (1) the net asset value of the Interest tendered and purchased as of the Repurchase Date (as it may be adjusted based upon the next annual audit of the Fund's financial statements), less any Repurchase Fee due to the Fund in connection with the repurchase, OVER (2) the Initial Payment. The Post-Audit Payment will be payable promptly after the completion of the Fund's next annual audit. Final adjustments of payments in connection with the repurchased Interests generally will be made promptly after the completion of the annual audit of the Fund. It is anticipated that the annual audit of the Fund's financial statements will be completed no later than 60 days after the fiscal year-end of the Fund.

                  The purchase amount will be paid entirely in cash.

                  (iii) The Offer is scheduled to expire at 12:00 midnight, Eastern Standard Time, on January 27, 2006. Partners that desire to tender an Interest for purchase must do so by that time, unless the Offer is extended in the absolute discretion of the Board of Directors.

                  (iv) Not applicable.

                  (v) At the absolute discretion of the Board of Directors, the Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is open by notifying Partners of such extension. If the Fund elects to extend the tender period, the net asset value of the Interests tendered for purchase will be determined at the close of business on a day determined by the Fund and notified to the Partners. During any such extension, all Interests previously tendered and not withdrawn will remain subject to the Offer. At the absolute discretion of the Board of Directors, the Fund also reserves the right, at any time and from time to time, up to and including the Notice Due Date, to: (a) cancel the Offer in the circumstances set out in Section 8 of the Offer to Purchase dated December 28, 2005, and, in the event of such cancellation, not to purchase or pay for any Interests tendered pursuant to the Offer; (b) amend the Offer; and (c) postpone the acceptance of Interests. If the Fund determines to amend the Offer or to postpone the acceptance of Interests tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify the Partners.

                  (vi) Until the Notice Due Date, Partners have the right to change their minds and withdraw any tenders of their Interests. Interests withdrawn may be re-tendered, however, provided that such tenders are made before 12:00 midnight, Eastern Standard Time, January 27, 2006 (or, if the Offer is extended, by any later Notice Due Date) by following the tender procedures described herein. Pursuant to Rule 13e-4(f)(2)(ii) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), if the Fund has not yet accepted a Partner's tender of an Interest on or prior to February 28, 2006 (I.E., the date 40 business days from the commencement of the Offer), a Partner will also have the right to withdraw its tender of its Interest after such date.

                  (vii) Partners wishing to tender Interests pursuant to the Offer should send or deliver a completed and executed Letter of Transmittal to PFPC to the attention of the Tender Offer Administrator, at the address set out on the first page of the Letter of Transmittal, or fax a completed and executed Letter of Transmittal to PFPC, also to the attention of the Tender Offer Administrator, at the fax number set out on the first page of the Letter of Transmittal. The completed and executed Letter of Transmittal must be received by PFPC, either by mail or by fax, no later than 12:00 midnight, Eastern Standard Time, on January 27, 2006 (or if the Offer is extended, by any later Notice Due Date). The Fund recommends that all documents be submitted to PFPC by certified mail, return receipt requested, or by facsimile transmission. A Partner choosing to fax a Letter of Transmittal to PFPC must also send or deliver the original completed and executed Letter of Transmittal to PFPC promptly thereafter.

                  Any Partner tendering an Interest pursuant to the Offer may withdraw its tender as described above in Item 4(a)(1)(vi). To be effective, any notice of withdrawal must be timely received by PFPC at the address or fax number set out on the first page of the Letter of Transmittal. A tender of Interests properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. Interests withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Due Date by following the tender procedures described above.

                  (viii) For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Interests that are tendered if and when it gives written notice to the tendering Partner of its election to purchase such Interest.

                  (ix) If Interests in excess of 6.92% of the net assets of the Fund are duly tendered to the Fund prior to the Notice Due Date and not withdrawn prior to the Notice Due Date, the Fund will in its sole discretion either: (a) accept the additional Interests permitted to be accepted pursuant to Rule 13e-4(f)(3) under the Exchange Act; (b) extend the Offer, if necessary, and increase the amount of Interests that the Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Interests tendered as well as any Interests tendered during the extended Offer; or (c) accept Interests tendered before the Notice Due Date and not withdrawn prior to the Notice Due Date for payment on a pro rata basis based on the aggregate net asset value of tendered Interests. The Offer may be extended, amended or canceled in various other circumstances described in Item 4(a)(1)(v) above.

                  (x) The purchase of Interests pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Partners that do not tender Interests. Partners that retain their Interests may be subject to increased risks that may possibly result from the reduction in the Fund's aggregate assets resulting from payment for the Interests tendered. These risks include the potential for greater volatility due to decreased diversification. The Fund believes; however, that this result is unlikely given the nature of the Fund's investment program. A reduction in the aggregate assets of the Fund may result in Partners that do not tender Interests bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Interests are made by new and existing Partners from time to time. Payment for Interests purchased pursuant to the Offer may also require the Fund to tender a portion of its Interest in the Master Fund via the Offshore Fund. Such a tender by the Fund could result in the Investment Manager being required to raise cash to accommodate the tender by liquidating portfolio holdings in the Master Fund earlier than the Investment Manager would otherwise have caused these holdings to be liquidated, potentially resulting in losses or increased investment related expenses for the Master Fund. In addition to its own operating expenses, the Fund also bears a pro rata portion of the operating expenses of the Offshore Fund and the Master Fund.

                  (xi) Not applicable.

                  (xii) The following discussion is a general summary of the federal income tax consequences of the purchase of Interests by the Fund for cash pursuant to the Offer. Partners should consult their own tax advisors for a complete description of the tax consequences to them of a purchase of their Interests by the Fund pursuant to the Offer.

                  A Partner who sells all or part of the Partner's Interest to the Fund will generally recognize income or gain only to the extent the amount of cash received by the Partner exceeds the Partner's adjusted tax basis in the Partner's entire Interest at that time. The Partner's adjusted tax basis in the Partner's Interest will be reduced by the amount of any cash received by the Partner from the Fund, and any excess of that cash over that basis will generally constitute capital gain for the Partner. It is possible, however, that Partners might recognize some ordinary income by reason of the sale, under certain technical rules that apply to the extent a partner disposes of the partner's share of "unrealized receivables" of a partnership (as defined in Internal Revenue Code section 751). No loss will be recognized by a Partner on such a sale to the Fund, except that a Partner who sells the Partner's entire
Interest to the Fund may recognize a capital loss at the time of the determination of the Post-Audit Payment to the extent the aggregate cash received, and to be received, by the Partner is less than the Partner's adjusted tax basis in the Interest.

                      (2) Not applicable.

                  (b) Any Interests to be purchased from any officer, director or affiliate of the Fund will be on the same terms and conditions as any other purchase of Interests.

ITEM 5.           PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

                  The Fund's registration statement on Form N-2, filed with the U.S. Securities and Exchange Commission on March 31, 2005 (as it may be amended, modified or otherwise supplemented from time to time, the "Registration Statement"), and the Partnership Agreement, each of which was provided to each Partner in advance of subscribing for Interests, provide that the Board of Directors has the discretion to determine whether the Fund will purchase Interests from Partners from time to time pursuant to written tenders, and that one of the factors the Board of Directors will consider in making such determination is the recommendations of the General Partner and the Investment Manager. The Registration Statement also states that the General Partner and the Investment Manager expect that they will recommend to the Board of Directors that the Fund offer to repurchase Interests from Partners quarterly each year. The Fund commenced operations on April 1, 2005 and has made no previous offers to purchase Interests from Partners.

                  The Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to the Offer (whether or not legally enforceable) between: (i) the Fund, the General Partner, the Investment Manager or members of the Board of Directors or any person controlling the Fund, the General Partner or the Investment Manager; and (ii) any other person, with respect to the Interests.

ITEM 6.           PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS.

                  (a) The purpose of the Offer is to provide liquidity to Partners that hold Interests, as contemplated by and in accordance with the procedures set out in the Registration Statement and the Partnership Agreement.

                  (b) Interests that are tendered to the Fund in connection with the Offer will be retired, although the Fund may issue Interests from time to time in transactions not involving any public offering, conducted pursuant to Rule 506 of Regulation D under the Securities Act of 1933, as amended, in accordance with the Partnership Agreement. The Fund currently expects that it will accept subscriptions for Interests as of the first day of each month, but is under no obligation to do so, and may do so more frequently as determined by the General Partner.

                  (c) None of the Fund, the General Partner, the Investment Manager or the Board of Directors or any person controlling the Fund, the General Partner or the Investment Manager has any plans or proposals that relate to or would result in: (1) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (2) any purchase, sale or transfer of a material amount of assets of the Fund; (3) any material change in the present distribution policy or indebtedness or capitalization of the Fund;
(4) any change in the present Board of Directors or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of members of the Board of Directors, or to fill any existing vacancy on the Board of Directors or to change any material term of the employment contract of any executive officer; (5) any other material change in the Fund's corporate structure or business, including any plans or proposals to make any changes in its investment policies, for which a vote would be required by Section 13 of the 1940 Act; (6) the acquisition by any person of additional Interests (other than the Fund's intention to accept subscriptions for Interests on the first day of each month and from time to time in the discretion of the General Partner), or the disposition of Interests (other than through periodic purchase offers, including the Offer); or (7) any changes in the Partnership Agreement or other governing instruments or other actions that could impede the acquisition of control of the Fund. Because Interests are not traded in any market, Subsections (6), (7) and (8) of Regulation M-A ss. 229.1006(c) are not applicable to the Fund.

ITEM 7.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  (a) The Fund expects that the amount offered for the purchase of Interests pursuant to the Offer, which will not exceed 6.92% of the net assets of the Fund (unless the Fund elects to purchase a greater amount as described in Item 4(a)(1)(ix)), will be paid from one or more of the following sources: cash on hand, proceeds from the sale of a portion of the Fund's Interest in the Master Fund via the Offshore Fund or borrowings (as described in paragraph (d) below). Upon its acceptance of tendered Interests for repurchase, the Fund will maintain daily, as an entry on its books, a distinct account consisting of (1) cash or (2) a portion of its Interest in the Master Fund, via the Offshore Fund, in an amount equal to the aggregate estimated unpaid dollar amount of any Note, as described above.

                  (b) There are no material conditions to the financing of the transaction. There are currently no alternative financing plans or arrangements for the transaction.

                  (c) Not applicable.

                  (d) None of the Fund, the General Partner, the Investment Manager of the Master Fund or the Board of Directors or any person controlling the Fund, the General Partner or the Investment Manager of the Master Fund has determined at this time to borrow funds to purchase Interests tendered in connection with the Offer. Depending on the dollar amount of Interests tendered and prevailing general economic and market conditions; the Fund, in its sole discretion, may decide to seek to borrow money to fund all or a portion of the purchase amount for Interests, subject to compliance with applicable law. The Fund expects that the repayment of any amounts borrowed will be financed from additional funds contributed to the Fund by existing or new Partners or from a tender of a portion of its Interest in the Master Fund via the Offshore Fund.

ITEM 8.           INTEREST IN SECURITIES OF THE ISSUER.

                  (a) Not applicable.

                  (b) Other than the acceptance of subscriptions as of November 1, 2005 and December 1, 2005, there have been no transactions involving Interests that were effected during the past 60 days by the Fund, the General Partner, the Investment Manager, any member of the Board of Directors or any person controlling the Fund, the General Partner or the Investment Manager.

ITEM 9.           PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

                  No persons have been directly or indirectly employed or retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer.

ITEM 10.          FINANCIAL STATEMENTS.

                  (a) (1) The  Fund  commenced  operations  on  April  1,  2005.
Reference is made to the unaudited financial statements dated September 30, 2005, which were filed with the Securities and Exchange Commission on Form N-CSR on December 8, 2005 and which are incorporated by reference in their entirety for the purpose of filing this Schedule TO.

                      (2) The Fund is not required to and does not file quarterly unaudited financial statements under the Exchange Act. The Fund does not have shares, and consequently does not have earnings per share information.

                      (3) Not applicable.

                      (4) The Fund does not have shares, and consequently does not have book value per share information.

                  (b) The Fund's assets will be reduced by the amount of the tendered Interests that are purchased by the Fund. Thus, income relative to assets may be affected by the Offer. The Fund does not have shares and consequently does not have earnings or book value per share information.

ITEM 11. ADDITIONAL INFORMATION.

                  (a) (1) None.

                      (2) None.

                      (3) Not applicable.

                      (4) Not applicable.

                      (5) None.

                  (b) None.

ITEM 12. EXHIBITS.

                  Reference is hereby made to the following exhibits, which collectively constitute the Offer to Partners and are incorporated herein by reference:

                  A. Cover   Letter  to   Offer  to   Purchase   and  Letter  of
                     Transmittal.

                  B. Offer to Purchase.

                  C. Form of Letter of Transmittal.

                  D. Form of Notice of Withdrawal of Tender.

                  E. Forms of Letters  from the Fund to Partners  in  connection with the Fund's acceptance of tenders of Interests.

                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.



                                HATTERAS MULTI-STRATEGY TEI FUND, L.P.

                                By:      /s/  David B. Perkins
                                         ---------------------------------------
                                         Name:  David B. Perkins
                                         Title: President and Chairman of the
                                                Board of Directors


                                HATTERAS INVESTMENT MANAGEMENT LLC,
                                         as General Partner

                                By:      /s/  David B. Perkins
                                         ---------------------------------------
                                         Name:  David B. Perkins
                                         Title: Managing Member


December 28, 2005

                                  EXHIBIT INDEX

EXHIBITS

A        Cover Letter to Offer to Purchase and Letter of Transmittal.

B        Offer to Purchase.

C        Form of Letter of Transmittal.

D        Form of Notice of Withdrawal of Tender.

E Forms of Letters from the Fund to Partners in connection with the Fund's acceptance of tenders of Interests.

                                    EXHIBIT A

           COVER LETTER TO OFFER TO PURCHASE AND LETTER OF TRANSMITTAL

   IF YOU DO NOT WANT TO SELL YOUR LIMITED PARTNERSHIP INTERESTS AT THIS TIME,
                       PLEASE DISREGARD THIS NOTICE. THIS
               IS SOLELY NOTIFICATION OF THE FUND'S TENDER OFFER.


December 28, 2005

Dear Hatteras Multi-Strategy TEI Fund, L.P. Partner:

         We are writing to inform you of important dates relating to a tender offer by Hatteras Multi-Strategy TEI Fund, L.P. (the "Fund"). IF YOU ARE NOT INTERESTED IN HAVING THE FUND REPURCHASE YOUR LIMITED PARTNERSHIP INTEREST OR A PORTION OF YOUR INTEREST IN THE FUND ("INTEREST") VALUED AS OF MARCH 31, 2006, PLEASE DISREGARD THIS NOTICE AND TAKE NO ACTION.

         The tender offer period will begin on December 28, 2005 and will end at 12:00 midnight, Eastern Standard Time, on JANUARY 27, 2006, AT WHICH POINT THE TENDER OFFER WILL EXPIRE. The purpose of the tender offer is to provide liquidity to Partners of the Fund that hold Interests. Interests may be presented to the Fund for purchase only by tendering them during one of the Fund's announced tender offers.

         Should you wish to tender your Interest or a portion of your Interest for purchase by the Fund during this tender offer period, please complete and return the enclosed Letter of Transmittal so that it is received by PFPC Inc. ("PFPC") no later than JANUARY 27, 2006. If you do not wish to have all or any portion of your Interest repurchased, simply disregard this notice. NO ACTION IS REQUIRED IF YOU DO NOT WISH TO HAVE ANY PORTION OF YOUR INTEREST REPURCHASED.

         If you would like to tender your Interest, you should complete, sign and either (i) mail (via certified mail, return receipt requested) or otherwise deliver the Letter of Transmittal to Hatteras Multi-Strategy TEI Fund, L.P., c/o PFPC Inc. at P.O. Box 219, Claymont, Delaware 19703, Attention: Tender Offer Administrator; or (ii) fax it to PFPC at (302) 791-2790, Attention: Tender Offer Administrator (if by fax, please deliver an original, executed copy promptly thereafter), so that it is RECEIVED BEFORE 12:00 MIDNIGHT, EASTERN STANDARD TIME, ON JANUARY 27, 2006.

         If you have any questions, please refer to the enclosed Offer to Purchase document, which contains additional important information about the tender offer, or call the Tender Offer Administrator at PFPC at (800) 348-1824.

Sincerely,

Hatteras Multi-Strategy TEI Fund, L.P.

                                    EXHIBIT B

                                OFFER TO PURCHASE

                     HATTERAS MULTI-STRATEGY TEI FUND, L.P.
                               8816 Six Forks Road
                                    Suite 107
                          Raleigh, North Carolina 27615

                           OFFER TO PURCHASE INTERESTS
                             DATED DECEMBER 28, 2005

                         LETTERS OF TRANSMITTAL MUST BE
                              RECEIVED BY PFPC INC.
                              BY JANUARY 27, 2006.

                 THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT
           12:00 MIDNIGHT, EASTERN STANDARD TIME, ON JANUARY 27, 2006,
                          UNLESS THE OFFER IS EXTENDED


To the Partners of
Hatteras Multi-Strategy TEI Fund, L.P.:

         Hatteras Multi-Strategy TEI Fund, L.P., a closed-end, non-diversified, management investment company organized as a Delaware limited partnership (the "Fund"), is offering to purchase for cash on the terms and conditions set out in this offer to purchase (this "Offer to Purchase") and the related Letter of Transmittal (which, together with this Offer to Purchase, constitutes the "Offer") an amount of Interests or portions of Interests up to 6.92% of the net assets of the Fund. The Fund seeks to achieve its investment objective by investing substantially all of its assets in the Hatteras Multi-Strategy Offshore Fund, LDC, a Cayman Islands limited duration company with the same investment objective as the Fund (the "Offshore Fund"). The Offshore Fund will in turn invest substantially all of its assets in Hatteras Master Fund, L.P., a Delaware limited partnership (the "Master Fund"). The Offshore Fund serves solely as an intermediate entity through which the Fund will invest in the Master Fund. The Offshore Fund makes no independent investment decisions and has no investment or other discretion over any investable assets. The investment manager of the Master Fund is Hatteras Investment Partners, LLC (the "Investment Manager"). The Offer is being made pursuant to tenders by partners of the Fund ("Partners") at a price equal to the net asset value of the tendered Interests as of March 31, 2006 (or at a later date determined by the Fund if the Offer is extended) (in each case, the "Repurchase Date"), less any Repurchase Fee (as defined below) due to the Fund in connection with the repurchase. As used in the Offer, the term "Interest" or "Interests" refers to the limited partnership interests in the Fund representing beneficial interests in the Fund, and includes all or any portion of a Partner's Interest as the context requires.
Partners that desire to tender an Interest for purchase must do so by 12:00 midnight, Eastern Standard Time on January 27, 2006 (the "Initial Notice Due Date"), subject to any extension of the Offer made in the absolute discretion of the Fund's Board of Directors. The later of the Initial Notice Due Date or the latest time and date that the Fund designates as the deadline for Partners to tender an Interest for purchase is called the "Notice Due Date" and is the date upon which the Offer expires. If the Fund elects to extend the tender period, the net asset value of the Interests tendered for purchase will be determined at the close of business on a day determined by the Fund and notified to the Partners. The Offer is being made to all Partners and is not conditioned on any minimum amount of Interests being tendered, but is subject to certain conditions described below. Interests are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Fund's Amended and Restated Agreement of Limited Partnership dated as of March 31, 2005 (as it may be amended, modified or otherwise supplemented from time to time, the "Partnership Agreement").

         Partners should realize that the value of the Interests tendered in the Offer likely will change between November 30, 2005 (the last time net asset value was calculated) and the Repurchase Date when the value of the Interests tendered to the Fund for purchase will be determined. Partners tendering their Interest should also note that they will remain Partners in the Fund, with respect to the Interest tendered and accepted for purchase by the Fund, through the Repurchase Date, when the net asset value of their Interest is calculated. Any tendering Partners that wish to obtain the estimated net asset value of their Interests should contact the Tender Offer Administrator at PFPC Inc., the Fund's Administrator, at (800) 348-1824 or at Hatteras Multi-Strategy TEI Fund, L.P., c/o PFPC Inc. at P.O. Box 219, Claymont, Delaware 19703, Attention: Tender Offer Administrator, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Standard Time).

         Partners desiring to tender all or any portion of their Interest in accordance with the terms of the Offer should complete and sign the enclosed Letter of Transmittal and send or deliver it to PFPC Inc. in the manner set out below.

                                    IMPORTANT

         NONE OF THE FUND, HATTERAS INVESTMENT MANAGEMENT LLC (THE "GENERAL PARTNER"), THE INVESTMENT MANAGER OR THE FUND'S BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO ANY PARTNER WHETHER TO TENDER OR REFRAIN FROM TENDERING INTERESTS. PARTNERS MUST MAKE THEIR OWN DECISIONS WHETHER TO TENDER INTERESTS, AND, IF THEY CHOOSE TO DO SO, THE PORTION OF THEIR INTERESTS TO TENDER.

         BECAUSE EACH PARTNER'S INVESTMENT DECISION IS A PERSONAL ONE, BASED ON FINANCIAL CIRCUMSTANCES, NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION ON BEHALF OF THE FUND AS TO WHETHER PARTNERS SHOULD TENDER INTERESTS PURSUANT TO THE OFFER. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL. IF GIVEN OR MADE, SUCH RECOMMENDATION AND SUCH INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE FUND, THE FUND'S GENERAL PARTNER, THE INVESTMENT MANAGER, OR THE FUND'S BOARD OF DIRECTORS.

         THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED ON THE FAIRNESS OR MERITS OF SUCH TRANSACTION OR ON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

         Questions and requests for assistance and requests for additional copies of the Offer may be directed to:

                     Hatteras Multi-Strategy TEI Fund, L.P.
                                  c/o PFPC Inc.
                                  P.O. Box 219
                               Claymont, DE 19703
                      Attention: Tender Offer Administrator
                              Phone: (800) 348-1824
                               Fax: (302) 791-2790

                                      (ii)

                                TABLE OF CONTENTS

1.   Summary Term Sheet...................................................1
2.   Background and Purpose of the Offer..................................2
3.   Offer to Purchase and Price..........................................3
4.   Amount of Tender.....................................................4
5.   Procedure for Tenders................................................4
6.   Withdrawal Rights....................................................5
7.   Purchases and Payment................................................5
8.   Certain Conditions of the Offer......................................6
9.   Certain Information About the Fund...................................6
10.  Certain Federal Income Tax Consequences..............................7
11.  Miscellaneous........................................................7

                                      (iii)

1.       SUMMARY TERM SHEET

         This Summary Term Sheet highlights certain information concerning the Offer. To understand the Offer fully and for a more complete discussion of the terms and conditions of the Offer, please read carefully this entire Offer to Purchase and the related Letter of Transmittal. Section references are to this Offer to Purchase.

o The Fund (referred to as "we" or the "Fund" in this Summary Term Sheet) is offering to purchase Interests in an amount up to 6.92% of the net assets of the Fund (or $1,000,000 as of November 30, 2005). We will purchase your Interests at their net asset value (that is, the value of the Fund's total assets minus its total liabilities, including accrued fees and expenses, multiplied by the proportionate interest in the Fund you desire to tender, after giving effect to all allocations, including any incentive allocation) calculated as of the Repurchase Date, less any Repurchase Fee (defined below) due to the Fund in connection with the repurchase. The net asset value of Interests will be calculated for this purpose as of March 31, 2006 or, if the Offer is extended, as of any later Repurchase Date. The Offer will remain open until 12:00 midnight, Eastern Standard Time, on January 27, 2006 (or if the Offer is extended, until any later Notice Due Date), at which time the Offer is scheduled to expire.

o The Fund reserves the right to adjust the Repurchase Date to correspond with any extension of the Offer. The Fund will review the net asset value calculation of the Interests during the Fund's audit for the fiscal year ending on March 31, 2006, which the Fund expects will be completed within 60 days of the fiscal year-end, and that net asset value will be used to determine the final amount paid for tendered Interests. Because the Fund's current fiscal year will end on March 31, 2006, the Fund expects that the audit will be completed by the end of May 2006.

o        A Partner may tender its entire  Interest or a portion of its Interest.
         If a Partner tenders a portion of its Interest in an amount that would cause the Partner's capital account balance to fall below the required minimum account balance of $100,000, the General Partner, reserves the right to reduce the amount to be repurchased from the Partner so that the required minimum capital account balance is maintained or to repurchase the remainder of the Partner's Interest in the Fund. See
         Section 4.

o A Partner who tenders an Interest prior to holding such Interest for 12 consecutive months may be subject to a "Repurchase Fee" payable to the Fund equal to 5.00% of the amount requested to be purchased, to be netted against withdrawal proceeds.

o If you tender your Interest and we purchase that Interest, we will issue you a non-interest bearing, non-transferable promissory note (the "Note") entitling you to an amount equal to the net asset value of the Interest tendered (valued in accordance with the Partnership Agreement) determined as of March 31, 2006 (or if the Offer is extended, the net asset value determined on the Repurchase Date), less any Repurchase Fee due to the Fund in connection with the repurchase.

o The Note will entitle you to an initial payment in cash (valued according to the Partnership Agreement) equal to at least 90% (100% in the case of a Partner tendering less than its entire Interest) of the unaudited net asset value of the Interest, less any Repurchase Fee due to the Fund in connection with the repurchase (the "Initial Payment"). The Fund may take up to 90 days after the Repurchase Date to make the Initial Payment.

o In the case of a Partner tendering its entire Interest, the Note will also entitle the Partner to receive a contingent payment (the "Post-Audit Payment") equal to the excess, if any, of (1) the net asset value of the Interest tendered and purchased as of the Repurchase Date (as it may be adjusted based upon the next annual audit of the Fund's financial statements), less any Repurchase Fee due to the Fund in connection with the repurchase, OVER (2) the Initial Payment. The Post-Audit Payment will be payable promptly after the completion of the Fund's next annual audit. The Note will be held by PFPC Inc. (referred to herein as "PFPC" or the "Administrator") on your behalf. Upon a written request by you to PFPC, PFPC will mail the Note to you at the address for you as maintained in the books and records of the Fund. See
         Section 7.

o If we accept the tender of your Interest, we will pay you the proceeds from one or more of the following sources: cash on hand, proceeds from the sale of a portion of the Fund's Interest in the Master Fund or borrowings. The purchase amount will be paid entirely in cash. See
         Section 7.

o If you desire to tender an Interest for purchase, you must do so by 12:00 midnight, Eastern Standard Time, on January 27, 2006 (or if the Offer is extended, by any later Notice Due Date), at which time the Offer is scheduled to expire. Until that time, you have the right to change your mind and withdraw any tenders of your Interest. Interests withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Due Date by following the tender procedures described herein. If the Fund has not yet accepted your tender of an Interest on or prior to February 28, 2006 (I.E., the date 40 business days from the commencement of the Offer), you will also have the right to withdraw the tender of your Interest after such date. See Section 6.

o If you would like us to purchase your Interest, you should complete, sign and either (i) mail (via certified mail, return receipt requested) or otherwise deliver the Letter of Transmittal, enclosed with the Offer, to Hatteras Multi-Strategy TEI Fund, L.P., c/o PFPC Inc., P.O. Box 219, Claymont, DE 19703, Attention: Tender Offer Administrator; or
         (ii) fax it to PFPC at (302) 791-2790, Attention: Tender Offer Administrator, so that it is received before 12:00 midnight, Eastern Standard Time, on January 27, 2006. IF YOU CHOOSE TO FAX THE LETTER OF TRANSMITTAL, YOU MUST MAIL THE ORIGINAL LETTER OF TRANSMITTAL TO PFPC PROMPTLY AFTER YOU FAX IT (ALTHOUGH THE ORIGINAL, IF FAXED, DOES NOT HAVE TO BE RECEIVED BY MAIL BEFORE 12:00 MIDNIGHT, EASTERN STANDARD TIME, ON JANUARY 27, 2006). See Section 5. The value of your Interests may change between November 30, 2005 (the last time net asset value was calculated) and the Repurchase Date when the value of the Interests being purchased will be determined. See Section 3.

o As of November 30, 2005, the net asset value of the Fund was $14,433,931. If you would like to obtain the estimated net asset value of your Interest, which we calculate from time to time, based upon the information we receive from the managers of the investment funds in which we invest, you may contact the Tender Offer Administrator at PFPC at (800) 348-1824 or at the address listed on the cover page of the Letter of Transmittal, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Standard
         Time). See Section 3.

2.       BACKGROUND AND PURPOSE OF THE OFFER.

         The purpose of the Offer is to provide liquidity to the Partners that hold Interests in the Fund, as contemplated by and in accordance with the procedures set out in the Fund's registration statement on Form N-2 (as it may be amended, modified or otherwise supplemented from time to time, the
"Registration Statement"), and the Partnership Agreement. The Registration Statement and the Partnership Agreement provide that the board of directors of the Fund (the "Board of Directors") has the discretion to determine whether the Fund will purchase Interests from time to time from Partners pursuant to written tenders, and that one of the factors the Board of Directors will consider in making such determination is the recommendations of the General Partner and the Investment Manager. The Registration Statement also states that the General Partner of the Fund and the Investment Manager expect that they will recommend to the Board of Directors that the Fund offer to repurchase Interests from Partners quarterly each year. The Fund commenced operations on April 1, 2005 and has made no previous offers to purchase Interests from Partners.

         Because there is no secondary trading market for Interests and transfers of Interests are prohibited without prior approval of the General Partner, the Board of Directors has determined to cause the Fund to make the Offer, after consideration of various matters, including but not limited to those set out in the Registration Statement and the Partnership Agreement and the recommendations of the General Partner and the Investment Manager. While the General Partner and the Investment Manager intend to recommend to the Board of Directors that the Fund offer to repurchase Interests, or portions of them, on a quarterly basis each year, the Board of Directors is under no obligation to follow such recommendations.

         The purchase of Interests pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Partners that do not tender Interests. Partners that retain their Interests may be subject to increased risks due to the reduction in the Fund's aggregate assets resulting from payment for the Interests tendered. These risks include the potential for greater volatility due to decreased diversification. The Fund believes; however, that this result is unlikely given the nature of the Fund's investment program. A reduction in the aggregate assets of the Fund may result in Partners that do not tender Interests bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Interests are made by new and existing Partners from time to time. Payment for Interests purchased pursuant to the Offer may also require the Fund to tender a portion of its Interest in the Master Fund via the Offshore Fund. Such a tender by the Fund could result in the Investment Manager being required to raise cash to accommodate the tender by liquidating portfolio holdings in the Master Fund earlier than the Investment Manager would otherwise have caused these holdings to be liquidated, potentially resulting in losses or increased investment related expenses for the Master Fund. In addition to its own operating expenses, the Fund bears a pro rata portion of the operating expenses of the Offshore Fund and the Master Fund.

         Interests that are tendered to the Fund in connection with the Offer will be retired, although the Fund may issue Interests from time to time in transactions not involving any public offering, conducted pursuant to Rule 506 of Regulation D under the Securities Act of 1933, as amended, in accordance with the Registration Statement. The Fund currently expects that it will accept subscriptions for Interests as of the first day of each month, but is under no obligation to do so, and may do so more frequently as determined by the General Partner.

         The tender of an Interest by a Partner will not affect the record ownership of such Partner for purposes of voting or entitlement to any distributions payable by the Fund unless and until such Interest is purchased. You should also realize that although the Offer is scheduled to expire on January 27, 2006 (unless it is extended), you remain a Partner of the Fund with respect to the Interest you tendered that is accepted for purchase by the Fund through the Repurchase Date.

3.       OFFER TO PURCHASE AND PRICE.

         The Fund will, on the terms and subject to the conditions of the Offer, purchase an amount of Interests up to 6.92% of the net assets of the Fund that are tendered by Partners by 12:00 midnight, Eastern Standard Time, on January 27, 2006 (or if the Offer is extended, by any later Notice Due Date), and not withdrawn (as provided in Section 6 below) prior to the Notice Due Date. The Fund reserves the right to extend, amend or cancel the Offer as described in Sections 4 and 8 below. The value of the Interests tendered for purchase will be their net asset value as of March 31, 2006 or, if the Offer is extended, as of any later Repurchase Date, payable as set out in Section 7. The determination of the net asset value of Interests as of the Repurchase Date is subject to adjustment based upon the results of the next annual audit of the Fund's financial statements.

4.       AMOUNT OF TENDER.

         Subject to the limitations set out below, a Partner may tender its entire Interest or a portion of its Interest. If a Partner tenders a portion of its Interest in an amount that would cause the Partner's capital account balance to fall below the required minimum account balance of $100,000, the General Partner reserves the right to reduce the amount to be repurchased from the Partner so that the required minimum capital account balance is maintained or to repurchase the remainder of the Partner's Interest in the Fund. The Offer is being made to all Partners of the Fund and is not conditioned on any minimum amount of Interests being tendered.

         If the amount of Interests that are properly tendered pursuant to the Offer and not withdrawn pursuant to Section 6 below is less than or equal to 6.92% of the net assets of the Fund (or such greater amount as the Fund may elect to purchase pursuant to the Offer), the Fund will, on the terms and subject to the conditions of the Offer, purchase all of the Interests so tendered unless the Fund elects to cancel or amend the Offer, or postpone acceptance of tenders made pursuant to the Offer, as provided in Section 8 below. If Interests in excess of 6.92% of the net assets of the Fund are duly tendered to the Fund prior to the Notice Due Date and not withdrawn prior to the Notice Due Date pursuant to Section 6 below, the Fund will in its sole discretion either (a) accept the additional Interests permitted to be accepted pursuant to Rule 13e-4(f)(3) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"); (b) extend the Offer, if necessary, and increase the amount of Interests that the Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Interests tendered as well as any Interests tendered during the extended Offer; or (c) accept Interests tendered prior to the Notice Due Date and not withdrawn prior to the Notice Due Date for payment on a pro rata basis based on the aggregate net asset value of tendered Interests. The Offer may be extended, amended or canceled in other circumstances described in Section 8 below.

5.       PROCEDURE FOR TENDERS.

         Partners wishing to tender Interests pursuant to this Offer to Purchase should send or deliver by January 27, 2006 (or if the Offer is extended, by any later Notice Due Date) a completed and executed Letter of Transmittal to PFPC, to the attention of the Tender Offer Administrator, at the address set out on the first page of the Letter of Transmittal, or fax a completed and executed Letter of Transmittal to PFPC, also to the attention of the Tender Offer Administrator, at the fax number set out on the first page of the Letter of Transmittal. The completed and executed Letter of Transmittal must be received by PFPC, either by mail or by fax, no later than 12:00 midnight, Eastern Standard Time, on January 27, 2006 (or if the Offer is extended, no later than any later Notice Due Date).

         The Fund recommends that all documents be submitted to PFPC via certified mail, return receipt requested, or by facsimile transmission. A Partner choosing to fax a Letter of Transmittal to PFPC must also send or deliver the original completed and executed Letter of Transmittal to PFPC promptly thereafter. Partners wishing to confirm receipt of a Letter of Transmittal may contact PFPC at the address or telephone number set out on the first page of the Letter of Transmittal. The method of delivery of any documents is at the election and complete risk of the Partner tendering an Interest, including, but not limited to, the failure of PFPC to receive any Letter of Transmittal or other document submitted by facsimile transmission. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Fund, in its sole discretion, and such determination will be final and binding. The Fund reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form or the acceptance of or payment for which would, in the opinion of counsel for the Fund, be unlawful. The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Interest or any particular Partner, and the Fund's interpretation of the terms and conditions of the Offer will be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Fund will determine. Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived. None of the Fund, the General Partner, the Investment Manager or the Board of Directors will be obligated to give notice of any defects or irregularities in tenders, nor will any of them incur any liability for failure to give such notice.

6.       WITHDRAWAL RIGHTS.

         Until the Notice Due Date, Partners have the right to change their minds and withdraw any tenders of their Interests. Interests withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Date by following the tender procedures described in Section 5. Pursuant to Rule 13e-4(f)(2)(ii) of the Exchange Act, if the Fund has not yet accepted a Partner's tender of an Interest on or prior to February 28, 2006 (I.E., the date 40 business days from the commencement of the Offer), a Partner will also have the right to withdraw its tender of its Interest after such date. To be effective, any notice of withdrawal must be timely received by PFPC at the address or fax number set out on the first page of the Letter of Transmittal. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Fund, in its sole discretion, and such determination will be final and binding. A tender of Interests properly withdrawn will not thereafter be deemed to be tendered for purposes of the Offer.

7.       PURCHASES AND PAYMENT.

         For purposes of the Offer, the Fund will be deemed to have accepted Interests that are tendered if and when it gives written notice to the tendering Partner of its election to purchase such Interest. As stated in Section 3 above, the amount offered for the Interests tendered by Partners will be the net asset value thereof as of March 31, 2006, or if the Offer is extended, as of any later Repurchase Date. The net asset value will be determined after all allocations to capital accounts of the Partners required to be made by the Partnership Agreement have been made, including any Repurchase Fee due to the Fund in connection with the repurchase and any incentive allocation. The Fund will not pay interest on the purchase amount.

         For Partners that tender Interests that are accepted for purchase, payment of the purchase amount will consist of the Note, a non-interest-bearing non-transferable promissory note. The Note will entitle the Partner to receive the Initial Payment in an amount equal to at least 90% (100% in the case of a Partner tendering less than its entire Interest) of the unaudited net asset value of the Interest tendered and accepted for purchase by the Fund, determined as of the Repurchase Date, less any Repurchase Fee due to the Fund in connection with the repurchase. The Fund may take up to 90 days after the Repurchase Date to make the Initial Payment. In the case of a Partner tendering all of its Interests, the Note will also entitle the Partner to receive a contingent payment (the "Post-Audit Payment") equal to the excess, if any, of (1) the net asset value of the Interest tendered and purchased as of the Repurchase Date (as it may be adjusted based upon the next annual audit of the Fund's financial statements), less any Repurchase Fee due to the Fund in connection with the repurchase, OVER (2) the Initial Payment. The Post-Audit Payment will be payable promptly after the completion of the Fund's next annual audit. It is anticipated that the annual audit of the Fund's financial statements will be completed no later than 60 days after the fiscal year-end of the Fund.

         The Note pursuant to which a tendering Partner will receive the Initial Payment and, if applicable, Post-Audit Payment (together, the "Cash Payment") will be held by PFPC on behalf of the tendering Partner. Upon a written request by a Partner to PFPC, PFPC will mail the Note to the Partner at the address of the Partner as maintained in the books and records of the Fund. Any Cash Payment due pursuant to the Note will be made by wire transfer directly to the tendering Partner to an account designated by the Partner in the Letter of Transmittal.

         The Fund will make payment for Interests it purchases pursuant to the Offer from one or more of the following sources: cash on hand, proceeds from the sale of a portion of its interest in the Master Fund via the Offshore Fund, or borrowings. Upon its acceptance of tendered Interests for repurchase, the Fund will maintain daily, as an entry on its books, a distinct account consisting of
(1) cash or (2) a portion of its Interest in the Master Fund, in an amount equal to the aggregate estimated unpaid dollar amount of any Note, as described above. None of the Fund, the Board of Directors, the General Partner, or the Investment Manager have determined at this time to borrow funds to purchase Interests tendered in connection with the Offer. However, depending on the dollar amount of Interests tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to fund any portion of the amount offered for the purchase of Interests, subject to compliance with applicable law, through borrowings. The Fund expects that the repayment of any amounts so borrowed will be financed from additional funds contributed to the Fund by existing and/or new Partners or from a tender of a portion of its Interest in the Master Fund via the Offshore Fund.

         The purchase amount will be paid entirely in cash.

8.       CERTAIN CONDITIONS OF THE OFFER.

         In the absolute discretion of the Board of Directors, the Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Partners of such extension. In the event that the Fund elects to extend the tender period, the net asset value of the Interests tendered for purchase will be determined as of the later Repurchase Date. During any such extension, all Interests previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right at any time and from time to time up to and including acceptance of tenders pursuant to the Offer: (a) to cancel the Offer in the circumstances set out in the following paragraph and in the event of such cancellation not to purchase or pay for any Interests tendered pursuant to the Offer; (b) to amend the Offer; and (c) to postpone the acceptance of Interests. If the Fund determines to amend the Offer or to postpone the acceptance of Interests tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Partners.

         The Fund may cancel the Offer, amend the Offer or postpone the acceptance of tenders made pursuant to the Offer if: (a) the Fund would not be able to liquidate portfolio securities in a manner that is orderly and consistent with the Fund's investment objectives and policies in order to purchase Interests tendered pursuant to the Offer; (b) there is, in the judgment of the Board of Directors, any (i) legal action or proceeding instituted or threatened challenging the Offer or otherwise materially adversely affecting the Fund, (ii) declaration of a banking moratorium by federal or state authorities or any suspension of payment by banks in the United States or New York State that is material to the Fund, (iii) limitation imposed by federal or state authorities on the extension of credit by lending institutions, (iv) suspension of trading on any organized exchange or over-the-counter market where the Fund has a material investment, (v) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States that is material to the Fund, (vi) material decrease in the net asset value of the Fund from the net asset value of the Fund as of the commencement of the Offer, or (vii) other event or condition that would have a material adverse effect on the Fund or its Partners if Interests tendered pursuant to the Offer were purchased; (c) the Board of Directors determines that it is not in the best interest of the Fund to purchase Interests pursuant to the Offer; or (d) for any other periods that the Securities and Exchange Commission (the "SEC") permits by order for the protection of Partners.

9.       CERTAIN INFORMATION ABOUT THE FUND.

         The Fund is  registered  under the  Investment  Company Act of 1940, as
amended  (the  "1940  Act"),  as  a  closed-end,   non-diversified,   management
investment company. It is organized as a Delaware limited partnership. Subscriptions for Interests of the Fund were first accepted for investment as of April 1, 2005. The Fund seeks to achieve its investment objective by investing substantially all of its assets indirectly in the Master Fund through the Offshore Fund. The principal office of the Fund is located at 8816 Six Forks Road, Suite 107, Raleigh, North Carolina 27615 and the telephone number is (919) 846-2324. Interests are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Partnership Agreement.

         None of the Fund, the General Partner, the Investment Manager or the Board of Directors has any plans or proposals that relate to or would result in:
(1) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (2) any purchase, sale or transfer of a material amount of assets of the Fund; (3) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (4) any change in the present Board of Directors or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of members of the Board of Directors, or to fill any existing vacancy on the Board of Directors or to change any material term of the employment contract of any executive officer; (5) any other material change in the Fund's corporate structure or business, including any plans or proposals to make any changes in its investment policies, for which a vote would be required by
Section 13 of the 1940 Act; (6) the acquisition by any person of additional Interests (other than the Fund's intention to accept subscriptions for Interests on the first day of each month and from time to time in the discretion of the General Partner), or the disposition of Interests (other than through periodic purchase offers, including the Offer); or (7) any changes in the Partnership Agreement or other governing instruments or other actions that could impede the acquisition of control of the Fund.

         Other than the acceptance of subscriptions as of November 1, 2005 and December 1, 2005, there have been no transactions involving Interests that were effected during the past 60 days by the Fund, the General Partner, the Investment Manager, any member of the Board of Directors or any person controlling the Fund, the General Partner or the Investment Manager.

10.      CERTAIN FEDERAL INCOME TAX CONSEQUENCES.

         The following discussion is a general summary of the federal income tax consequences of the purchase of Interests by the Fund for cash pursuant to the Offer. Partners should consult their own tax advisors for a complete description of the tax consequences to them of a purchase of their Interests by the Fund pursuant to the Offer.

         A Partner who sells all or part of the Partner's Interest to the Fund will generally recognize income or gain only to the extent the amount of cash received by the Partner exceeds the Partner's adjusted tax basis in the Partner's entire Interest at that time. The Partner's adjusted tax basis in the Partner's Interest will be reduced by the amount of any cash received by the Partner from the Fund, and any excess of that cash over that basis will generally constitute capital gain for the Partner. It is possible, however, that Partners might recognize some ordinary income by reason of the sale, under certain technical rules that apply to the extent a partner disposes of the partner's share of "unrealized receivables" of a partnership (as defined in Internal Revenue Code section 751). No loss will be recognized by a Partner on such a sale to the Fund, except that a Partner who sells the Partner's entire
Interest to the Fund may recognize a capital loss at the time of the determination of the Post-Audit Payment to the extent the aggregate cash received, and to be received, by the Partner is less than the Partner's adjusted tax basis in the Interest.

11.      MISCELLANEOUS.

         The Offer is not being made to, nor will tenders be accepted from, Partners in any jurisdiction in which the Offer or its acceptance would not comply with the securities or other laws of such jurisdiction. The Fund is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction. However, the Fund reserves the right to exclude Partners from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. The Fund believes such exclusion is permissible under applicable laws and regulations, provided the Fund makes a good faith effort to comply with any state law deemed applicable to the Offer.

         The Fund has filed an Issuer Tender Offer Statement on Schedule TO with the SEC, which includes certain information relating to the Offer. A free copy of such statement may be obtained by contacting PFPC at the address and telephone number set out on the first page of the Letter of Transmittal or from the SEC's internet web site, http://www.sec.gov. A copy may be inspected and copied at, and, for a fee, may be obtained by mail from, the public reference office of the SEC at 450 Fifth Street, N.W., Washington, DC 20549.

                                    EXHIBIT C

                              LETTER OF TRANSMITTAL

                             Regarding Interests in

                     HATTERAS MULTI-STRATEGY TEI FUND, L.P.

                   Tendered Pursuant to the Offer to Purchase
                             Dated December 28, 2005


                       THIS LETTER OF TRANSMITTAL MUST BE
                              RECEIVED BY PFPC INC.
                              BY JANUARY 27, 2006.


                   THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE
         AT 12:00 MIDNIGHT, EASTERN STANDARD TIME, ON JANUARY 27, 2006,
                          UNLESS THE OFFER IS EXTENDED.


               Complete This Letter Of Transmittal And Return To:

                     Hatteras Multi-Strategy TEI Fund, L.P.
                                  c/o PFPC Inc.
                                  P.O. Box 219
                               Claymont, DE 19703

                      Attention: Tender Offer Administrator
                              Phone: (800) 348-1824
                               Fax: (302) 791-2790

Ladies and Gentlemen:

         The undersigned hereby tenders to Hatteras Multi-Strategy TEI Fund, L.P., a closed-end, non-diversified, management investment company organized as a limited partnership under the laws of the State of Delaware (the "Fund"), the limited partnership interest in the Fund or portion thereof (the "Interest") held by the undersigned, described and specified below, on the terms and conditions set out in the Offer to Purchase, dated December 28, 2005 (the "Offer"), receipt of which is hereby acknowledged, and in this Letter of Transmittal. THE OFFER AND THIS LETTER OF TRANSMITTAL ARE SUBJECT TO ALL THE TERMS AND CONDITIONS SET OUT IN THE OFFER, INCLUDING, BUT NOT LIMITED TO, THE ABSOLUTE RIGHT OF THE FUND TO REJECT ANY AND ALL TENDERS DETERMINED BY IT, IN ITS SOLE DISCRETION, NOT TO BE IN THE APPROPRIATE FORM.

         The undersigned hereby sells to the Fund the Interest tendered pursuant to this Letter of Transmittal. The undersigned warrants that it has full authority to sell the Interest tendered hereby and that the Fund will acquire good title to the Interest, free and clear of all liens, charges, encumbrances, conditional sales agreements or other obligations relating to this sale, and not subject to any adverse claim, when and to the extent the Interest is purchased by the Fund. Upon request, the undersigned will execute and deliver any additional documents necessary to complete the sale in accordance with the terms of the Offer.

         The undersigned recognizes that under certain circumstances set out in the Offer, the Fund may not be required to purchase the Interest tendered hereby.

         A promissory note (the "Note") for the value of the purchased Interest will be held by PFPC Inc. ("PFPC") on behalf of the undersigned. Upon written request by the undersigned to PFPC, PFPC will mail the Note to the undersigned at the address of the undersigned as maintained in the books and records of the Fund. The initial payment of the purchase amount for the Interest tendered by the undersigned will be made by wire transfer of the funds to an account designated by the undersigned in this Letter of Transmittal.

         The Note will also reflect the "Post-Audit Payment" portion of the purchase amount, if any, as described in Section 7 of the Offer. Any Post-Audit Payment of cash due pursuant to the Note will also be made by wire transfer of the funds to the undersigned's account as provided herein. The undersigned recognizes that the amount of the initial payment of the purchase amount for Interests will be based on the unaudited net asset value of the Fund as of March 31, 2006, subject to an extension of the Offer as described in Section 8 of the Offer. The Post-Audit Payment will be payable promptly after the completion of the Fund's next annual audit. It is anticipated that the annual audit of the Fund's financial statements will be completed no later than 60 days after the fiscal year-end of the Fund.

         All authority conferred or agreed to be conferred in this Letter of Transmittal will survive the death or incapacity of the undersigned and the obligation of the undersigned hereunder will be binding on the heirs, personal representatives, successors and assigns of the undersigned. Except as stated in
Section 6 of the Offer, this tender is irrevocable.

         PLEASE FAX OR MAIL (VIA CERTIFIED MAIL,  RETURN RECEIPT  REQUESTED) TO:
HATTERAS MULTI-STRATEGY TEI FUND, L.P., C/O PFPC INC., P.O. BOX 219, CLAYMONT, DE 19703, ATTENTION: TENDER OFFER ADMINISTRATOR. FOR ADDITIONAL INFORMATION:
PHONE: (800) 348-1824 OR FAX: (302) 791-2790.

PART 1.           NAME:

                  Name of Partner:  ___________________________________

                  Telephone Number:  __________________________________

PART 2.           AMOUNT OF LIMITED PARTNERSHIP INTEREST
                  BEING TENDERED:

                  [ ]      A portion of the  undersigned's  limited  partnership
                  interest expressed as a specific dollar value.

                  $___________________________

                  [ ]      The   undersigned's    entire   limited   partnership
                  interest.


                  The undersigned understands and agrees that if the undersigned tenders an amount that would cause the undersigned's capital account balance to fall below the required minimum account balance of $100,000, the General Partner of the Fund may reduce the amount to be repurchased from the undersigned so that the required minimum capital account balance is maintained or repurchase the remainder of the undersigned's Interest in the Fund.

PART 3.           PAYMENT:

                  CASH PAYMENT

                  Cash payments will be wire transferred to the account you specify below:

                        ---------------------------------
                                  Name of Bank

                        ---------------------------------
                                 Address of Bank

                        ---------------------------------
                                   ABA Number

                        ---------------------------------
                                 Account Number

                        ---------------------------------
                        Name Under Which Account Is Held



                  PROMISSORY NOTE

                  The Note reflecting both the initial payment and the Post-Audit Payment portion of the purchase amount, as applicable, will be held by PFPC Inc. on the undersigned's behalf. Upon a written request by the undersigned to PFPC, PFPC will mail the Note to the undersigned at the address of the undersigned as maintained in the books and records of the Fund.

PART 4.           SIGNATURE(S):

FOR INDIVIDUAL INVESTORS                                   FOR OTHER INVESTORS:
AND JOINT TENANTS:

---------------------------------------------------        -------------------------------------------------
Signature                                                  Print Name of Investor
(SIGNATURE OF OWNER(S) EXACTLY AS APPEARED ON
SUBSCRIPTION AGREEMENT)

---------------------------------------------------        -------------------------------------------------
Print Name of Investor                                     Signature
                                                           (SIGNATURE OF OWNER(S) EXACTLY AS APPEARED ON
                                                           SUBSCRIPTION AGREEMENT)

---------------------------------------------------        -------------------------------------------------
Joint Tenant Signature if necessary (SIGNATURE OF          Print Name of Signatory and Title
OWNER(S) EXACTLY AS APPEARED ON SUBSCRIPTION
AGREEMENT)

---------------------------------------------------        -------------------------------------------------
Print Name of Joint Tenant                                 Co-signatory if necessary (SIGNATURE OF
                                                           OWNER(S) EXACTLY AS APPEARED ON SUBSCRIPTION
                                                           AGREEMENT)

                                                           -------------------------------------------------
                                                           Print Name and Title of Co-signatory
Date:  ________________________

                                    EXHIBIT D

                         NOTICE OF WITHDRAWAL OF TENDER

                             Regarding Interests in

                     HATTERAS MULTI-STRATEGY TEI FUND, L.P.

                   Tendered Pursuant to the Offer to Purchase
                             Dated December 28, 2005


                   THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE
                    AT, AND THIS NOTICE OF WITHDRAWAL MUST BE
                            RECEIVED BY PFPC INC. BY,
           12:00 MIDNIGHT, EASTERN STANDARD TIME, ON JANUARY 27, 2006,
                          UNLESS THE OFFER IS EXTENDED.


                Complete This Notice of Withdrawal And Return To:

                     Hatteras Multi-Strategy TEI Fund, L.P.,
                                  c/o PFPC Inc.
                                  P.O. Box 219
                               Claymont, DE 19703

                      Attention: Tender Offer Administrator
                              Phone: (800) 348-1824
                               Fax: (302) 791-2790

Ladies and Gentlemen:

         The undersigned wishes to withdraw the tender of its limited partnership interest in Hatteras Multi-Strategy TEI Fund, L.P. (the "Fund"), or the tender of a portion of such interest, for purchase by the Fund that previously was submitted by the undersigned in a Letter of Transmittal dated
____________.

         Such tender was in the amount of:

                  [ ]      The   undersigned's    entire   limited   partnership
                  interest.

                  [ ]      A portion of the  undersigned's  limited  partnership
                  interest expressed as a specific dollar value.

                  $______________________________

         The undersigned recognizes that upon the submission on a timely basis of this Notice of Withdrawal of Tender, properly executed, the interest in the Fund (or portion of such interest) previously tendered will not be purchased by the Fund upon expiration of the tender offer described above.

SIGNATURE(S):

FOR INDIVIDUAL INVESTORS                                    FOR OTHER INVESTORS:
AND JOINT TENANTS:

-----------------------------------------------------       ---------------------------------------------------------
Signature                                                   Print Name of Investor
(SIGNATURE OF OWNER(S) EXACTLY AS APPEARED ON
SUBSCRIPTION AGREEMENT)

-----------------------------------------------------       ---------------------------------------------------------
Print Name of Investor                                      Signature
                                                            (SIGNATURE OF OWNER(S) EXACTLY AS APPEARED ON
                                                            SUBSCRIPTION AGREEMENT)

-----------------------------------------------------       ---------------------------------------------------------
Joint Tenant Signature if necessary (SIGNATURE OF           Print Name of Signatory and Title
OWNER(S) EXACTLY AS APPEARED ON SUBSCRIPTION
AGREEMENT)

-----------------------------------------------------       ---------------------------------------------------------
Print Name of Joint Tenant                                  Co-signatory if necessary (SIGNATURE OF OWNER(S)
                                                            EXACTLY AS APPEARED ON SUBSCRIPTION AGREEMENT)

                                                            ---------------------------------------------------------
                                                            Print Name and Title of Co-signatory
Date: ___________________

                                    EXHIBIT E

                  FORMS OF LETTERS FROM THE FUND TO PARTNERS IN
                 CONNECTION WITH ACCEPTANCE OF OFFERS OF TENDER


                                                               [______ __, 200_]

Dear Partner:

         Hatteras Multi-Strategy TEI Fund, L.P. (the "Fund") has received and accepted for purchase your tender of all or a part of your limited partnership interest in the Fund (your "Interest").

         Because you have tendered and the Fund has purchased all or a part of your Interest, you have been issued a note (the "Note") entitling you to receive an initial payment in an amount equal to at least 90% (100% if you tendered less than your entire Interest) of the value of the purchased Interest based on the unaudited net asset value of the Fund as of March 31, 2006, in accordance with the terms of the tender offer. A cash payment in this amount will be wire transferred to the account designated by you in your Letter of Transmittal no later than June 29, 2006, unless the repurchase date of the interests in the Fund has changed, or the Fund has requested a withdrawal of its capital from the investment funds in which it invests; provided that, if you tendered only a portion of your Interest, and the remaining portion of your Interest would be less than the required minimum account balance of $100,000, the Fund's General Partner reserves the right to reduce the amount to be repurchased from you so that the required minimum account balance is maintained or to repurchase the remainder of your Interest, in accordance with the terms of the tender offer. The Note will be held by PFPC Inc. on your behalf. Upon a written request by you to PFPC, PFPC will mail the Note to you at the address for you as maintained in the books and records of the Fund.

         If you tendered your entire Interest, the terms of the Note provide that a post-audit payment representing the balance of the purchase amount, if any, will be paid to you promptly after the completion of the Fund's next annual audit according to the terms of the tender offer. We expect that the annual audit of the Fund's financial statements will be completed by the end of May 2006.

         If you are tendering only a portion of your Interest, you remain a Partner of the Fund with respect to the portion of your Interest that you did not tender.

         Should you have any questions, please feel free to contact the Tender Offer Administrator at PFPC Inc. at (800) 348-1824.

Sincerely,

Hatteras Multi-Strategy TEI Fund, L.P.

                                                               [______ __, 200_]

Dear Partner:

         Enclosed  is  a  statement   showing  the  breakdown  of  your  capital
withdrawal   resulting   from  our   purchase  of  your   interest  in  Hatteras
Multi-Strategy TEI Fund, L.P. (the "Fund").

         Because you have tendered and the Fund has purchased all or a part of your interest in the Fund, you have been paid an amount equal to at least 90% (100% if you tendered less than your entire Interest) of the value of the purchased interest in the Fund based on the unaudited net asset value of the Fund as of March 31, 2006, in accordance with the terms of the tender offer. A cash payment in this amount has been wire transferred to the account designated by you in your Letter of Transmittal.

         The balance of the purchase amount, if any, will be paid to you promptly after the completion of the Fund's next annual audit according to the terms of the tender offer. We expect that the annual audit of the Fund's financial statements will be completed by the end of May 2006.

         Should you have any questions, please feel free to contact the Tender Offer Administrator at PFPC Inc. at (800) 348-1824.

Sincerely,

Hatteras Multi-Strategy TEI Fund, L.P.



Enclosure

                                       2